SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13E-3 (Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 3)

The Monarch Cement Company
(Name of the Issuer and Name of Person Filing Statement) Capital Stock, $2.50 par value per share Class B Capital Stock, $2.50 par value per share
(Title of Class of Securities) 609031109 609031208
(CUSIP Number of Class of Securities) Walter H. Wulf, Jr. President and Chairman of the Board The Monarch Cement Company P.O. Box 1000 Humboldt, KS 66748-0900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
James W. Allen
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
(816) 842-8600

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [X]

CALCULATION OF FILING FEE
Transaction Valuation (*)	Amount of Filing Fee (**)
$2,995,800	$599.16

(*)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 60,693 shares of Capital Stock and approximately 39,167 shares of Class B Capital Stock, in each case, for $30.00 per share in cash in lieu of issuing fractional shares to holders of less than 600 shares of the applicable class of stock immediately before the proposed reverse stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $2,995,800 by 0.0002.

[ X ]
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $599.16

Form or Registration No.:  Schedule 13E-3 (File No. 005-13114)

Filing Party:  The Monarch Cement Company

Date Filed:  August 29, 2014

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") initially filed by The Monarch Cement Company, a Kansas corporation (the "Company") on August 29, 2014, as amended by Amendment No. 1 filed on September 30, 2014 and Amendment No. 2 filed on October 29, 2014, in connection with a transaction to terminate the registration of shares of its Capital Stock, $2.50 par value per share (the "Capital Stock"), and Class B capital stock, par value $2.50 per share (the "Class B Capital Stock" and, together with the Capital Stock, the "Stock"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  All information below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3

This Amendment No. 3 to the Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act to report the results of the Rule 13e-3 transaction described below.

At a special meeting held on Friday, December 5, 2014, the Company's stockholders approved the following matters:

(1)
An amendment to the Company's Articles of Incorporation, whereby the Company will effect a 1-for-600 reverse stock split (the "Reverse Stock Split") of its Capital Stock and Class B Capital Stock, and as a result of which each stockholder owning of record fewer than 600 shares of either class of Stock before the Reverse Stock Split will have the shares of such class cancelled and converted into the right to receive $30.00 for each share of such class held of record prior to the Reverse Stock Split in lieu of receiving a fractional post-Reverse Stock Split share of such class; and

(2)
An amendment to the Company's Articles of Incorporation to take effect immediately following the Reverse Stock Split, whereby the Company will effect a 600-for-1 forward stock split (the "Forward Stock Split") of each one issued and outstanding share of its Capital Stock and Class B Capital Stock (and including each fractional share of such class in excess of one share).

On December 5, 2014, the Company filed with the Secretary of State of the State of Kansas a Certificate of Amendment to the Company's Articles of Incorporation to effect the Reverse Stock Split and a Certificate of Amendment to the Company's Articles of Incorporation to effect the Forward Stock Split.  These Certificates of Amendment, and the Reverse Stock Split and Forward Stock Split that they contemplate, went into effect on December 17, 2014.

As a result of the Reverse Stock Split, the number of stockholders of record of each class of the Company's Stock has been reduced below 300, enabling the Company to terminate the registration of its Stock under the Exchange Act.  On December 22, 2014, the Company filed with the Securities and Exchange Commission a Form 15 with respect to its Stock for that purpose.  Upon the filing of such Form 15, the Company’s obligation to file periodic and current reports under the Exchange Act was immediately suspended.  We anticipate that deregistration of the Company’s Stock will be effective 90 days after the date of that filing, and thereupon the

Company’s obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will be terminated.

As permitted by General Instruction J to Schedule 13e-3 appearing in Rule 13e-100 of the Exchange Act, information previously disclosed in the Company's Schedule 13e-3 has been omitted.

*    *    *

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE MONARCH CEMENT COMPANY

Dated: December 22, 2014	By:	/s/ Walter H. Wulf, Jr.
Walter H. Wulf, Jr.
President and Chairman of the Board

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